UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 30, 2022

VISION SENSING ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40983	87-2323481
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 500, 78 SW 7th Street, Miami, FL 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (783) 633-2520

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and three quarters of one Redeemable Warrant	VSACU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	VSAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	VSACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Stockholders of Vision Sensing Acquisition Corp. and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

The Merger

On August 30, 2022, Vision Sensing Acquisition Corp., a Delaware corporation (“VSAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Newsight Imaging Ltd., an Israeli company (“Newsight”), and Newsight MergerSub, Inc., a Delaware corporation and wholly owned subsidiary of Newsight (“Merger Sub”).

Pursuant to the Business Combination Agreement, at the closing (the “Closing”) of the transactions contemplated thereunder (collectively, the “Transaction”), and following the Recapitalization and the PIPE Investment (as each such term is defined and described below), (i) Merger Sub will merge with and into VSAC, with VSAC continuing as the surviving entity and a wholly owned subsidiary of Newsight (the “Merger”); (ii) the common stock of VSAC (including Class A common stock and Class B common stock) will be converted into ordinary shares of Newsight (“Company Ordinary Shares”) on a one-for-one basis; (iii) warrants to purchase VSAC common stock will instead become eligible to purchase the same number of Newsight Ordinary Shares (referred to hereafter as “Company Ordinary Shares”) at the same exercise price and for the same exercise period; (iv) VSAC will become a wholly owned subsidiary of Newsight; and (v) VSAC will change its corporate name to Newsight HoldCo, Inc., and will have a restated certificate of incorporation appropriate for a private corporation.

Prior to the Closing, but subject to the completion of the Closing, Newsight will effect a recapitalization of its outstanding equity securities (the “Recapitalization”) so that the only class of outstanding equity of Newsight will be the Company Ordinary Shares (and certain options and warrants that are exercisable for Company Ordinary Shares). To effect the Recapitalization, (i) Newsight will effect a recapitalization of the Company Ordinary Shares so that the holders of the then outstanding Company Ordinary Shares will have shares valued at $10.00 per share having a total value of $215,000,000; and (ii) with respect to outstanding options to purchase Company Ordinary Shares, the number of Company Ordinary Shares issuable upon exercise of such security will be multiplied by the Conversion Ratio and the exercise price of such security will be divided by the Conversion Ratio. The Business Combination Agreement does not provide for any post-closing purchase price adjustments.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by each of VSAC and Newsight as of the date of the Business Combination Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Business Combination Agreement. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has individually or in the aggregate, a material adverse effect upon (i) the business, assets, Liabilities, results of operations, or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents relating to the Business Combination Agreement, in each case, subject to certain customary exceptions.

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No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its reasonable best efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by Newsight to VSAC of final audited financial statements and unaudited interim financial statements that do not reflect any material adverse change from the drafts provided by Newsight to VSAC prior to the execution of the Business Combination Agreement and of subsequent financial statements during the Interim Period; (iv) VSAC’s public filings; (v) efforts to minimize the amount of funds in VSAC’s trust account redeemed by VSAC’s stockholders; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) efforts to consummate the Closing; (ix) further assurances; (x) the preparation and filing of the Registration Statement as described in more detail below, (xi) public announcements; and (xii) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) tax matters; (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (d) use of trust account proceeds.

In addition, Newsight agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for, among other things: (i) the adoption and approval of the Business Combination Agreement and the Transaction (including, to the extent required, the issuance of securities of Newsight pursuant to the Business Combination Agreement (including, if applicable, in connection with the PIPE Investment)); (ii) the approval of the Recapitalization and the restated Company organizational documents, which will have been approved by Newsight’s directors; (iii) the adoption and approval of the Equity Plan; (iv) the appointment of the members of the post-Closing board of directors of Newsight comprised as set forth in the Business Combination Agreement and as described below (the “Post-Closing Board”) and agree to enforce the Voting Agreements (as defined and described below) in connection therewith; (v) the issuance of Company Ordinary Shares and the assumption by Newsight of the VSAC Warrants and (vi) such other matters as Newsight and VSAC shall mutually determine to be necessary or appropriate in order to effect the Transaction.

The parties made customary covenants regarding the registration statement on Form F-4 to be filed by Newsight (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), to register the Company Ordinary Shares to be issued under the Business Combination Agreement to the holders of VSAC common stock, the Company Warrants to be assumed thereunder and the Company Ordinary Shares issuable upon exercise of those warrants. The Registration Statement will also contain the VSAC proxy statement to seek the consent of VSAC’s stockholders to, among other things, (i) adopt and approve the Business Combination Agreement and the Transaction; (ii) approve the PIPE Investment and the issuance of VSAC securities in the PIPE Investment; (iii) approve the amended certificate of incorporation of VSAC in connection with the Merger; (iv) such other matters as Newsight and VSAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction and (v) the adjournment of the VSAC Special Meeting, if necessary or desirable in the reasonable determination of VSAC.

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Newsight also agreed to use commercially reasonable efforts file with the SEC, no later than 30 days following the Closing, a registration statement on Form F-1 under the Securities Act covering the sale by the holders of the Company Ordinary Shares which are outstanding immediately following the Recapitalization, and, for the avoidance of doubt, prior to and excluding any Company Ordinary Shares to be issued to the PIPE Investors and any other securities of Newsight to be registered pursuant to the Registration Statement referenced above.

The parties agreed that the Post-Closing Board will consist of seven directors, consisting of (i) three directors designated prior to the Closing by Newsight, at least one of whom will be considered independent under the requirements of the Nasdaq Global Market (“Nasdaq”) and an external director under the Israeli Companies Law, 1999 (the “ICL”) (ii) one director designated prior to the Closing by VSAC’s sponsor, Vision Sensing LLC (the “Sponsor”) and (iii) three directors who shall be considered independent under the Nasdaq requirements and one of whom also as an external director under the ICL mutually agreed by Newsight and VSAC in accordance with the diversity standards then-applicable to directors of companies listed on Nasdaq and, subject to the requirements of Israeli law with respect to external directors, allocated into classes on any classified board of directors mutually acceptable to Newsight and VSAC; provided, however, that the composition of the Post-Closing Company Board of Directors shall at all times comply with all rules, regulations and requirements (including but not limited to all director independence and corporate governance rules) of each of the ICL and Nasdaq.

The parties further agreed to take commercially reasonable action so that Eli Assoolin, Eyal Yatskan, Beny Bar and Yaron Cohen, who are the individuals serving as the executive officers of Newsight immediately prior to the Closing (the “Senior Executive Officers”), will be the same individuals serving as executive officers of Newsight, in the same office, immediately after the Closing. Newsight agreed to use its reasonable best efforts to cause the Senior Executive Officers to enter into employment agreements prior to the Closing, in each case effective as of the Closing, in form and substance reasonably acceptable to Newsight and VSAC.

The parties further agreed that prior to the Closing, VSAC and Newsight shall prepare a new equity incentive plan for Newsight (the “Equity Plan”) which will provide that the total awards under such Equity Plan will be a number of Company Ordinary Shares equal to the sum of (a) five percent (5%) of the aggregate number of Company Ordinary Shares issued and outstanding immediately after the Closing, plus (b) such number of Company Ordinary Shares issuable pursuant to the Company Equity Plan after giving effect to the Recapitalization. Prior to the effectiveness of the Registration Statement, the board of directors of Newsight shall approve and adopt the Equity Plan.

VSAC and Newsight agreed to use their commercially reasonable efforts to satisfy the conditions of the PIPE Investors’ closing obligations contained in the Subscription Agreements and to consummate the transactions contemplated thereby.

PIPE Financing

The Business Combination Agreement permits VSAC and Newsight to enter into and consummate subscription agreements in form and substance mutually acceptable in good faith to VSAC and Newsight (each, a “Subscription Agreement”) among investors (the “PIPE Investors”) and either VSAC or Newsight or both VSAC and the Company for an aggregate of up to $40,000,000 in connection with one or more private placements in VSAC and/or Newsight, to purchase Company Ordinary Shares and/or VSAC Class A Common Stock, in each instance, to be consummated immediately prior to the Effective Time subject to the condition that the Closing occurs (the “PIPE Investment”); provided however, that the aggregate amount of PIPE Investments in Company Ordinary Shares pursuant to Subscription Agreements with Newsight shall not exceed $10,000,000. Any Company Ordinary Shares issued in connection with the PIPE Investment shall be issued following the consummation of the Recapitalization but prior to the Effective Time, and accordingly, the number of Company Ordinary Shares, purchase price per share and other terms of the PIPE Investment shall not be affected in any manner by the Recapitalization.

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Conditions to Consummation of the Merger

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of VSAC and Newsight of the Transaction and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Newsight or VSAC; (ix) approval of Newsight’s Nasdaq listing application; (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement; (xi) consummation of the Recapitalization; and (x) Newsight qualifying as a “foreign private issuer” pursuant to rule 3b-4 of the Exchange Act as of the Closing.

In addition, unless waived by Newsight, the obligations of Newsight and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by VSAC of customary certificates and other Closing deliverables: (i) the representations and warranties of VSAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) VSAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to VSAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) the resignation of VSAC’s board of directors; (v) the Warrant Amendment (as defined below) having been executed and delivered by VSAC and the warrant agent; (vi) the Registration Rights Agreement (as described below) being in full force and effect; (vii) the lock-up agreements (as described below) having been executed and delivered by each significant shareholder of Newsight and Newsight and being in full force and effect as of the Closing; and (viii) at the Closing, VSAC will have at least $25,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions and any Transaction Expenses) and the proceeds of any PIPE Investment (including any PIPE Investment directly into Newsight, as described above); provided, however, that in the case of this clause (ix), Newsight, the Merger Sub and VSAC may agree to adjust this condition on mutually agreed terms reflecting capital market conditions at the time of the Closing.

Unless waived by VSAC, the obligations of VSAC to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Newsight and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of Newsight and Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Newsight and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Newsight or Merger Sub since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by VSAC of Newsight’s final interim financial statements and audited financial statements, which do not reflect any material adverse change from the drafts thereof provided by Newsight to VSAC prior to the execution of the Business Combination Agreement; (v) the employment agreements shall be in full force and effect as of the Closing; (vi) non-competition and non-solicitation agreements (as described below) having been executed and delivered by the Senior Executive Officers of Newsight and be in full force and effect as of the Closing; (vii) the Warrant Amendment having been executed and delivered by Newsight and the warrant agent; (viii) the registration rights agreement (as described below) having been executed and delivered and in full force and effect as of the Closing; (ix) the lock-up agreements (as described below) having been executed and delivered by each significant shareholder of Newsight and Newsight and being in full force and effect as of the Closing; and (x) the inside letter amendment (as described below) having been executed and delivered and be in full force and effect as of the Closing.

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Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of VSAC and Newsight; (ii) by either VSAC or Newsight if any of the conditions to Closing have not been satisfied or waived by February 3, 2023 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either VSAC or Newsight if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either VSAC or Newsight in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by VSAC if (a) there has been a Material Adverse Effect on Newsight and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing or (b) in the reasonable opinion of VSAC, there is a material adverse difference between Newsight’s audited financial statements and draft audited financial statements or between Newsight’s interim financial statements and draft interim financial statements; and (vi) by either VSAC or Newsight if VSAC holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transactions, and the required approvals related to the Business Combination Agreement and the Transactions of either VSAC’s stockholders or Newsight’s shareholders is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

Newsight and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in VSAC’s trust account (including any distributions therefrom) held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal courts located in the Southern District of New York (and any appellate courts thereof), except that (i) the internal affairs of Newsight and any provisions of the Business Combination Agreement that are expressly or otherwise required to be governed by Israeli Companies Law, shall be governed by the Laws of Israel (without giving effect to choice of law principles thereof) and (ii) the Merger shall be governed by Delaware Law (without giving effect to choice of law principles thereof).

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about VSAC, Newsight, Merger Sub or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in VSAC’s public disclosures.

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Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Assignment, Assumption and Amendment to Warrant Agreement

In connection with the Closing, Newsight, VSAC and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”) will enter into the Assignment, Assumption and Amendment to Warrant Agreement (the “Warrant Amendment”), which will amend that certain Warrant Agreement, dated as of November 1, 2021, and filed with the SEC on November 3, 2021, by and between VSAC and the Warrant Agent, which Warrant Agreement governs all of the Warrants issued by VSAC. Pursuant to the Warrant Amendment, (i) Newsight will assume the obligations of VSAC under the original Warrant Agreement, and, among other things, Newsight will be added as a party thereto and (ii) all references to VSAC Common Stock in the Warrant Agreement shall mean Company Ordinary Shares and all references to “stockholders” shall mean “shareholders.

A copy of the form of Assignment, Assumption and Amendment to Warrant Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Assignment, Assumption and Amendment to Warrant Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

On or about the date of execution and delivery of the Business Combination Agreement, certain significant and/or insider shareholders of Newsight each entered into a Lock-Up Agreement with Newsight and VSAC (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each shareholder party thereto agreed not to, during the period commencing from the Closing and ending on the earlier of (x) the date that is 180 days after the date of the Closing, (y) the date on which the closing price of the Company Ordinary Shares equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period or (z) Newsight consummates a liquidation, merger, capital stock exchange or other similar transaction that results in all of Newsight’s shareholders having the right to exchange their equity holdings in Newsight for cash, securities or other property): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). Each of Newsight’s co-founders, who are also its Chief Executive Officer and Chief Technology Officer, respectively, has the right to transfer up to 5% of his otherwise restricted Newsight securities free of the restrictions.

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

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Founder Registration Rights Agreement Amendment

In connection with the Closing, Newsight, VSAC and the Sponsor will enter into the First Amendment to Registration Rights Agreement (the “Founder Registration Rights Agreement Amendment”), which will amend that certain Registration Rights Agreement, dated as of November 1, 2021, by and between VSAC and the Sponsor (the “Original Founder Registration Rights Agreement”), pursuant to which VSAC granted certain registration rights to the Sponsor with respect to VSAC’s securities. Pursuant to the Founder Registration Rights Agreement Amendment, which will become effective as of the Closing, (i) Newsight will assume the obligations of VSAC under the original Registration Rights Agreement, and, among other things, Newsight will be added as a party thereto and (ii) the Company Ordinary Shares issued by Newsight to the Sponsor in the Merger, the Company Warrants assumed under the Business Combination Agreement and any Company Shares issuable upon exercise of such Company Warrants will be included in the “Registrable Securities” as defined in the Original Founder Registration Rights Agreement.

A copy of the Founder Registration Rights Agreement Amendment is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Founder Registration Rights Agreement is qualified in its entirety by reference thereto

Voting Agreements

On or about the date of the execution and delivery of the Business Combination Agreement, VSAC and Newsight entered into Voting Agreements, (collectively, the “Voting Agreements”), with certain significant and/or insider shareholders of Newsight. Under the Voting Agreements, each shareholder party thereto agreed to vote all of such shareholder’s shares of Newsight in favor of the Business Combination Agreement and the Transaction and to otherwise take certain other actions in support of the Business Combination Agreement and the Transaction and the other matters submitted to Newsight’s shareholders for their approval in the manner and subject to the conditions set forth in the Voting Agreements, and to provide a proxy to Newsight to vote such shares of Newsight accordingly. The Voting Agreements prevent transfers of Newsight shares held by Newsight shareholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

A copy of the form of Voting Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting Agreement is qualified in its entirety by reference thereto.

Sponsor Voting Agreement

On or about the date of the execution and delivery of the Business Combination Agreement, VSAC, the Sponsor and Newsight entered into the Sponsor Voting Agreement, (the “Sponsor Voting Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of VSAC in favor of the Business Combination Agreement and the Transaction and to otherwise take certain other actions in support of the Business Combination Agreement and the Transaction and the other matters submitted to VSAC’s shareholders for their approval in the manner and subject to the conditions set forth in the Sponsor Voting Agreement. The Sponsor Voting Agreement prevents transfers of the VSAC shares held by the Sponsor between the date of the Sponsor Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Sponsor Voting Agreement.

A copy of the form of Sponsor Voting Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Sponsor Voting Agreement is qualified in its entirety by reference thereto.

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Insider Letter Amendment

Simultaneously with the Closing, Newsight, VSAC, the Sponsor and certain insiders of VSAC will enter into the First Amendment to Letter Agreement (the “Insider Letter Amendment”), which will amend that certain Letter Agreement, dated as of November 1, 2021, by and between VSAC, the Sponsor, and the insiders parties thereto pursuant to which the Sponsor agreed not to sell its shares of VSAC for a certain period of time. Pursuant to the Insider Letter Amendment, Newsight will be added as a party thereto, and, among other things, from and after the Closing, Newsight will assume the rights and obligations of VSAC under the original Letter Agreement, and the Insider Letter Amendment will reflect the issuance of Company Ordinary Shares and warrants to purchase Company Ordinary Shares pursuant to the Business Combination Agreement.

A copy of the Insider Letter Amendment is filed as Exhibit 10.6 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Founder Registration Rights Agreement is qualified in its entirety by reference thereto

Non-Competition and Non-Solicitation Agreement

Simultaneously with the Closing, the Senior Executive Officers of Newsight will enter into non-competition and non-solicitation agreements (the “Non-Competition Agreements”), pursuant to which they will agree not to engage, anywhere in Israel or the United States, in the business of Newsight and VSAC during the four-year period following the Closing and, during such four-year restricted period, not to (i) solicit, hire or engage employees or independent contractors of Newsight or (ii) solicit customers or clients of Newsight. The agreements also contain customary non-disparagement and confidentiality provisions.

The foregoing description of the Non-Competition Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Competition Agreements, the form of which is filed as Exhibit 10.7 hereto and incorporated by reference herein.

Registration Rights Agreement

Simultaneously with the Closing, Newsight and certain holders of Newsight securities will enter into the Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Newsight will grant certain registration rights to the holders party thereto with respect to Newsights’ securities and subject to the conditions set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is filed as Exhibit 10.8 hereto and incorporated by reference herein.

Bridge Financing

VSAC has agreed to provide Newsight with up to $1 million of bridge financing to fund Newsight’s transaction expenses in certain circumstances and subject to certain conditions in respect of the amount of funding of Newsight. Newsight has granted VSAC a commitment fee of 10,000 post-Recapitalization Newsight Ordinary Shares, and any advance would bear interest at a rate of 10% per annum and would be due for repayment at the Closing, or earlier if Newsight is able to raise $2 million on its own before Closing. Dr. George Cho Yiu So, a principal of VSAC’s Sponsor and a director of Newsight and an indirect beneficial owner of 7.45% of Newsight’s outstanding shares, has agreed to loan such funds to VSAC on substantially identical terms in order to fund VSAC’s obligation to make advances to Newsight.

Forward-Looking Statements

This Current Report on Form 8-K (this “Form 8-K”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “Proposed Business Combination”) between Newsight and VSAC and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. To the fullest extent permitted by law in no circumstances will Newsight, VSAC or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Form 8-K, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Form 8-K have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Newsight nor VSAC has independently verified the data obtained from these sources. This data is subject to change. In addition, this Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Newsight or the Proposed Business Combination. Viewers of this Form 8-K should each make their own evaluation of Newsight and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

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In addition, this Form 8-K includes a summary set of risk factors that may have a material impact on Newsight. These are not intended to capture all the risks to which Newsight or the Proposed Business Combination is subject or may be subject, and we encourage investors to review the risk factors set forth in the Registration Statement on Form F-4 to be filed with the SEC with respect to the Proposed Business Combination (as described further below). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know or that VSAC and Newsight currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VSAC’s and Newsight’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. VSAC and Newsight anticipate that subsequent events and developments will cause VSAC’s and Newsight’s assessments to change. However, while VSAC and Newsight may elect to update these forward-looking statements at some point in the future, VSAC and Newsight specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing VSAC’s and Newsight’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. The financial information and data contained in this Form 8-K is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, the Registration Statement (as defined below) to be filed by Newsight with the SEC.

This Form 8-K contains, and certain oral statements made by representatives of VSAC and Newsight and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. VSAC’s and Newsight’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VSAC’s and Newsight’s expectations with respect to future performance and anticipated financial impacts of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of VSAC or Newsight and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the definitive Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of Newsight and VSAC are not obtained; (ii) VSAC’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the minimum cash condition in the Business Combination Agreement; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (iv) the ability of Newsight to meet Nasdaq listing standards following the Transactions and in connection with the consummation thereof; (v) costs related to the proposed Transactions; (vi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Newsight or VSAC; (vi) the disruption of Newsight management time from ongoing business operations due to the proposed Transactions; (vii) announcements relating to the Transactions having an adverse effect on the market price of VSAC’s securities; (viii) failure to realize the anticipated benefits of the Proposed Business Combination or risk relating to the uncertainty of any prospective financial information of Newsight; (ix) the effect of the Transactions and the announcement thereof on the ability of Newsight to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on its operating results and businesses generally; (x) the failure of Newsight to meet projected development and production targets; (xi) changes in applicable laws or regulations, including laws and regulations affecting the market for Newsight’s products; (xii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, or the continuing effects of the COVID-19 pandemic, the worsening thereof or other future pandemics; (xiii) fluctuations or effects on Newsight’s ability to implement its business strategy, maintain or grow customers or distributors or the price, availability and quality of raw materials and contracted products as well as currency fluctuations, and (xiv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by VSAC, including its VSAC’s Form 10-K for the year ended December 31, 2021 as filed with the SEC on March 31, 2022 (“10-K”), or its Form 10-Q, as filed with the SEC on August 12, 2022(“10-Q”)., or that Newsight intends to file with the SEC, including in the Registration Statement. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know, or that VSAC and Newsight currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. VSAC and Newsight undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

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Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, Newsight intends to file relevant materials with the SEC, including the Registration Statement, which will include a proxy statement/prospectus of VSAC, and a prospectus for the registration of Newsight securities in connection with the Proposed Business Combination. The parties urge its investors, shareholders, and other interested persons to read, when available, the preliminary proxy statement/prospectus and definitive proxy statement/prospectus, in each case when filed with the SEC and documents incorporated by reference therein because these documents will contain important information about VSAC, Newsight and the Proposed Business Combination. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of VSAC as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of VSAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with VSAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because they will contain important information about VSAC, Newsight and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: VSAC Acquisition Corp., Attention: Garry Stein, telephone: +852 9858 0029. The information contained on, or that may be accessed through, the websites referenced in this Form 8-K in each case is not incorporated by reference into, and is not a part of, this Form 8-K.

Participants in the Solicitation

VSAC, Newsight and their respective directors and executive officers may be deemed participants in the solicitation of proxies from VSAC’s shareholders in connection with the Proposed Business Combination. VSAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of VSAC in VSAC’s final prospectus filed with the SEC on November 3, 2021 in connection with VSAC’s initial public offering or in VSAC’s 10-K or 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VSAC’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Newsight intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that proxy statement/prospectus that Newsight intends to file with the SEC. You may obtain free copies of these documents as described above.

Non-Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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Item 9.01 Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1†	Business Combination Agreement, dated August 30, 2022, by and among Newsight Imaging Ltd., Newsight Merger Sub, Inc. and Vision Sensing Acquisition Corp.
10.1	Form of Assignment Assumption and Amendment to Warrant Agreement
10.2	Form of Lock-Up Agreement, dated August 30, 2022, by and among Vision Sensing Acquisition Corp., Newsight Imaging Ltd., and the shareholders of Newsight Imaging Ltd. party thereto.
10.3	Form of Founder Registration Rights Agreement Amendment
10.4	Form of Voting Agreement, dated August 30, 2022, by and among Newsight Imaging Ltd., Vision Sensing Acquisition Corp. and the shareholders of Newsight Imaging Ltd. party thereto.
10.5	Sponsor Voting Agreement, dated August 30, 2022, by and among Visions Sensing LLC, Vision Sensing Acquisition Corp. and Newsight Imaging Ltd.
10.6	Form of Insider Letter Amendment
10.7	Form of Non-Competition and Non-Solicitation Agreement
10.8	Form of Registration Rights Agreement
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION SENSING ACQUISITION CORP.

	By:	/s/ George Sobek
	Name:	George Sobek
	Title:	President & Chief Executive Officer

Dated: September 6, 2022